August 28, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re: FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed August 10, 2007 amended on August 21, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 82

1.   We note your response to our prior comment 2. Please clarify where Mr. Kitchen's salary was benchmarked against the comparable companies. For example, did you set his salary to be equal to the highest salary for an executive vice president at the comparable companies?

Certain Relationship and Related Persons Transactions, page 114

2.   It is unclear why your response to prior comment 5 does not reflect an analysis of relevant case law or other authorities' consideration of who is a "promoter." A review of such authority may affect your conclusions. Regardless, as evidenced by the disclosure requirements of both Regulation S-K Items 101(a) and 404(c), when a business is acquired in the specified periods before the public is asked to purchase an ownership interest, the public must be told of the terms of the acquisition transactions. Please fully disclose the terms of the relevant

transactions, including the amount paid to acquire the business that was transferred to the registrant. If you do not agree, please provide us (1) counsel's opinion of the disclosure requirement based on relevant case law and other authority regarding the term "promoter" and (2) the basis for your belief that the amount paid for the acquired business is not necessary for investors to evaluate your current disclosures regarding the offering. It does not appear to be consistent with the disclosure rules for you to ask the public to purchase an interest in your business while being unwilling to disclose what was paid for that business.

3. We note your response to the last sentence of prior comment 5 and that you have included all transactions for fiscal year 2004. Please tell us why you have not included the September 2004 transactions as described in Item 15.

Financial Statements, page F-1

Note 10. Income Taxes, page F-18

4. We note that you recorded a full valuation allowance at December 31, 2005 and 2006. You state that you have determined as of June 30, 2007, however, that it is more likely than not that most of your deferred tax assets would be realized based upon your positive results for the six month period ended June 30, 2007. Please tell us and revise your note, as well as your Critical Accounting Policies in MD&A, to discuss why you believe that it is more likely than not that all of the deferred tax assets will be realized, giving specific consideration to negative evidence such as cumulative losses in recent years. Your response should refer to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

5. In this regard, we note that you have recorded a full valuation allowance against the "U.K deferred tax assets due to the cumulative losses in recent years in the U.K." Please explain why you continued to record a full valuation allowance against your U.K deferred tax asset. Refer to the guidance in SFAS 109 in your response.

Signatures

6. Please do not omit required text from the Signatures page.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
      Brian J. Gavsie, Esq.